Exhibit 99.B(d)(98)

Schedule A
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Security Capital Research & Management Incorporated

As of May 14, 2002, as amended July 1, 2003 and September 15, 2006

Pursuant to Article 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Investments Trust

Small Cap Fund	x.xx%

Agreed and Accepted:

SEI Investments Management Corporation	Security Capital Research & Management Incorporated

By:	By:
/s/Sofia A. Rosala	/s/ Anthony R. Manno

Name:	Name:
Sofia A. Rosala	Anthony R. Manno

Title:	Title:
Vice President	President & CEO